PLATINUM GROUP METALS LTD.
as Borrower

- and -

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED
as Guarantor

- and -

SPROTT RESOURCE LENDING PARTNERSHIP
as Agent

- and -

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

as Lenders

SECOND AMENDED AND RESTATED CREDIT AGREEMENT
MODIFICATION AGREEMENT

Dated as of April 13, 2017

Second Amended and Restated Credit Agreement Modification Agreement

SECOND AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT

THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT MODIFICATION AGREEMENT made as of the 13th day of April, 2017

BETWEEN:

PLATINUM GROUP METALS LTD., a company existing under the laws of British Columbia

(hereinafter referred to as the “Borrower”)

AND:

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED, a company existing under the laws of South Africa

(hereinafter referred to as the “Guarantor”, and together with the Borrower, the “Credit Parties”)

AND:

SPROTT RESOURCE LENDING PARTNERSHIP, a general partnership organized and existing under the laws of the Province of Ontario

(hereinafter referred to as the “Agent”)

AND:

THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO AS LENDERS (together with their respective successors and permitted assigns, the “Lenders” and together with the Agent, the “Finance Parties”)

BACKGROUND:

A.       The Credit Parties and the Finance Parties entered into an amended and restated credit agreement dated as of October 11, 2016 (the “A&R CA”), as amended by a first amended and restated credit agreement modification agreement dated as of January 13, 2017 (the “First Modification Agreement”, and together with the A&R CA, the “Credit Agreement”), pursuant to which the terms of the credit agreement dated as of February 13, 2015 (as amended) were amended and restated and the Lenders advanced a USD $45,000,000 senior secured credit facility, of which USD $40,000,000 was advanced on November 20, 2015 and USD $5,000,000 was advanced on October 11, 2016.

B.        The Credit Parties and the Finance Parties wish to further amend the Credit Agreement to:

(a)	amend the terms of the Events of Default set forth in Section 8.1(v) and Section 8.1(w) of the A&R CA;

(b)	amend Schedule G (Planned Production) attached to the A&R CA;

(c)	amend the mandatory prepayment provisions set forth in Section 3.2 and Section 3.5 of the A&R CA; and

(d)	provide for a limited waiver of the requirements of Section 7.1(k)(i) and Section 7.1(k)(ii) of the A&R CA.

C.        The Finance Parties have agreed to the foregoing on and subject to the terms of this Agreement.

Second Amended and Restated Credit Agreement Modification Agreement

AGREEMENTS

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Defined Terms

Unless otherwise defined herein, all defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the meanings given in the Credit Agreement, as amended.

1.2	Other Usages

References to “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3	Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Sections 10.1 or 10.2 of the A&R CA, as applicable, such service to become effective five Business Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.5	Time of the Essence

Time shall in all respects be of the essence of this Agreement.

Second Amended and Restated Credit Agreement Modification Agreement

ARTICLE 2
AMENDMENTS

2.1	Events of Default

(a)

Subject to Section 2.5, Section 8.1(v) of the A&R CA, as previously amended by Section 2.1(a) of the First Modification Agreement, is hereby amended by deleting that Section in its entirety and replacing it with the following:

“(v)        if during the period commencing on March 31, 2017 and ending on June 30, 2017, the three-month rolling average production from the Project falls below 60% of the Planned Production targets set forth on Schedule G hereto;”; and

(b)

Subject to Section 2.5, Section 8.1(w) of the A&R CA, as previously amended by Section 2.1(b) of the First Modification Agreement, is hereby amended by deleting that Section in its entirety and replacing it with the following:

“(w)        if after June 30, 2017, the three-month rolling average production from the Project falls below 70% of the Planned Production targets set forth on Schedule G hereto;”.

2.2	Schedules

Subject to Section 2.5, Schedule G (Planned Production) attached to the A&R CA, as previously amended by Section 2.2 of the First Modification Agreement, is hereby amended by deleting it in its entirety and replacing it with Schedule A hereto.

2.3	Scheduled Repayments and Mandatory Prepayment

Subject to Section 2.5, Section 3.2(a) of the A&R CA, as previously amended by Section 2.3 of the First Modification Agreement, is hereby amended by deleting that Section in its entirety and replacing it with the following:

“(a)        notwithstanding Section 3.5, if the Credit Parties or any of the Subsidiaries close one or more equity or debt financings (excluding intercompany financings between Credit Parties or the Subsidiaries) after April 13, 2017, the Borrower shall pay or cause to be paid to the Agent for the benefit of the Lenders in repayment of the Second Advance, an amount equal to the lesser of (i) the outstanding balance of the Second Advance and all accrued but unpaid interest thereon, and (ii) the net proceeds of such financings, after reasonable direct financing costs.”.

2.4	Financing Mandatory Prepayment

Subject to Section 2.5, Section 3.5 of the A&R CA, as previously amended by Section 2.4 of the First Modification Agreement, is hereby amended by deleting the reference therein to “March 31, 2017” and replacing it with “June 30, 2017”.

2.5	Conditions Precedent

This Agreement shall not become effective until the Agent shall have received all necessary consents and other approvals as may be required under the Liberty Intercreditor Agreement, in the Agent’s sole discretion. Notwithstanding the foregoing, Sections 2.1, 2.2, 2.3, 2.4 and 3.1 shall not become effective until the Borrower has delivered to the Agent on or before April 13, 2017 a fully executed amendment or modification to the Liberty Credit Agreement which shall include amendments to the terms of the Liberty Facility substantially the same as those contained Sections 2.1, 2.2 and 3.1 hereof.

Second Amended and Restated Credit Agreement Modification Agreement

ARTICLE 3
WAIVER

3.1	Waiver

The Majority Lenders hereby waive, in each case, until May 31, 2017: (a) the requirement set out in Section 7.1(k)(i) of the A&R CA for the Borrower to maintain at all times Working Capital in excess of $5,000,000; and (b) the requirement set out in Section 7.1(k)(ii) of the A&R CA for the Borrower to maintain at all times a minimum of $5,000,000 in unrestricted cash and cash equivalents. The waivers set forth in this Section 3.1 shall not be deemed to be a consent, waiver or modification of any other term or condition of the Credit Agreement and shall not prejudice any right or rights which the Finance Parties may now have or may have in the future in respect of any agreement, term or condition under or in connection with the Credit Agreement and shall not in any way constitute a waiver of any Default or Event of Default under the Credit Agreement, and the Finance Parties expressly reserve all of their existing and future rights under the Credit Agreement arising in respect of any Default or Event of Default.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES, NO DEFAULT OR EVENT OF DEFAULT

4.1	Representations and Warranties

The Credit Parties hereby restate the representations and warranties set out in Section 6.1 of the A&R CA, as amended hereby, effective as of the date hereof.

4.2	No Default or Event of Default

The Borrower hereby confirms that as of the date of this Agreement no Default or Event of Default under the Credit Agreement, after giving effect to this Agreement, has occurred and is continuing.

ARTICLE 5
GUARANTOR ACKNOWLEDGEMENT

5.1	Guarantor Acknowledgement

The Guarantor hereby acknowledges and confirms that its guarantee executed and delivered on February 13, 2015 in favour of the Agent on behalf of the Finance Parties, under which the Guarantor guaranteed all obligations of the Borrower to the Finance Parties under or in respect of the Facility, is continuing and is in full force and effect, notwithstanding the amendments to the Credit Agreement effected hereby.

ARTICLE 6
MISCELLANEOUS

6.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this Agreement and to incorporate the provisions of this Agreement into the Credit Agreement.

Second Amended and Restated Credit Agreement Modification Agreement

6.2	Future References to the Credit Agreement

On and after the date of this Agreement, (i) each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, and (ii) each reference in the other Facility Documents to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended, modified, supplemented, restated or replaced from time to time. The Credit Agreement, as amended, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

6.3	Enurement

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

6.4	Conflict

If any provision of this Agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this Agreement shall prevail and be paramount.

6.5	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

6.6	Entire Agreement

This Agreement amends and modifies the Credit Agreement and together with it and the agreements referred to therein and delivered pursuant thereto, constitute the entire agreement between the parties hereto and supersedes any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

6.7	Amendments

This Agreement may only be amended or modified by further written instrument, executed and delivered by each of the parties hereto.

[signature pages follow]

Second Amended and Restated Credit Agreement Modification Agreement

IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized on their behalf on the date first above written.

PLATINUM GROUP METALS LTD.
/Signed/
Per:	Authorized Signatory

Per:	/Signed/
Authorized Signatory

PLATINUM GROUP METALS (RSA) PROPRIETARY LIMITED

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

Second Amended and Restated Credit Agreement Modification Agreement

SPROTT RESOURCE LENDING
PARTNERSHIP, as Agent,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

SPROTT RESOURCE LENDING PARTNERSHIP, as Lender,
by its managing partner,
Sprott Lending Consulting L.P.,
by its general partner,
Sprott Lending Consulting GP Inc.

Per:	/Signed/
Authorized Signatory

Per:	/Signed/
Authorized Signatory

Second Amended and Restated Credit Agreement Modification Agreement

RESOURCE INCOME PARTNERS LIMITED
PARTNERSHIP, as Lender, by its general partner,
Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

NATURAL RESOURCE INCOME INVESTING
LIMITED PARTNERSHIP, as Lender, by its
general partner, Resource Capital Investment Corp.

Per:	/Signed/
Authorized Signatory

Second Amended and Restated Credit Agreement Modification Agreement

SPROTT PRIVATE RESOURCE LENDING (M), L.P., as Lender,
by its managing partner,
Sprott Resource Lending Corp.

Per:	/Signed/
Authorized Signatory

Second Amended and Restated Credit Agreement Modification Agreement

SCHEDULE A
PLANNED PRODUCTION

Net Planned Payable Metal Production

(net of recovery and refinery discount)

Planned Production 4E Ozs (Pt, Pd, Rh, Au)
April 2017	2,756
May 2017	5,084
June 2017	5,949
July 2017	7,106
August 2017	8,652
September 2017	10,257
October 2017	11,161
November 2017	12,245
December 2017	11,868
January 2018	12,609
February 2018	12,839
March 2018	13,146
April 2018	13,889
May 2018	13,849
June 2018	14,033
July 2018	14,295
August 2018	13,693
September 2018	14,030
October 2018	13,760
November 2018	13,673
December 2018	13,390

Second Amended and Restated Credit Agreement Modification Agreement